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Craig Johnson · 3rd

Executive Partner at WISC Partners

Los Altos, California · 500+ connections · **Contact info**

WISC Partners

 **UW-Madison**

About

Large companies, small companies, startups, and non-profits all have one thing in common-they have to change to grow. It's been a great experience to have helped all of these types of organizations change their way to success or at least a higher level of success.

Articles

819 followers



Published on LinkedIn

Interview with Marlene Williamson

 **Craig Johnson**
Published on LinkedIn

Very proud of my wife: Skinless Project Interview with Marlene

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Experience

Executive Partner
WISC Partners
Jul 2014 – Present · 5 yrs 4 mos
Bay Area and Madison, WI

Wisconsin Investment and Strategic Capital Partners, known as WISC Partners, is committed to building wealth by providing Strategic Operating Capital to entrepreneurs who have the potential to build great companies that solve important customer problems.

We do so by applying expertise gained from our experiences and successes in Silicon Valley to promising ventures in Wisconsin. And we tap into our worldwide network of Wisconsin associated connections for additional knowhow, business development opportunities, and capital to further boost our efforts. See more at www.wiscpartners.com.

 **Board Member**
Rowheels, Inc.

Feb 2019 – Present · 9 mos
Madison, WI

Rowheels is a medical equipment company that has reinvented the manual wheelchair with its patented reverse propulsion wheelchair technology that greatly reduces the effort of propelling a manual wheelchair. Unlike conventional designs, which require a user to push the hand rim to propel forward, Rowheels provides an alternative reverse propulsion method that al... See more

Board Of Directors
Commonwealth Security Resources
Nov 2017 – Present · 2 yrs
Exton, PA



Chair Of The Board Of Directors
AltaThera Pharmaceuticals
Feb 2018 – Present · 1 yr 9 mos
Chicago, IL

AltaThera is a specialty biopharmaceutical company focused on improving the lives of patients by developing and commercializing medicines that address unmet medical needs. We are a mission-driven team serving pediatric patients and those with needs for which few effective treatments are available. We actively collaborate with key opinion-leading physicia... See more



VP Sales/Business Development
Cloudastructure, Inc.
Apr 2010 – Present · 9 yrs 7 mos
Palo Alto, CA

Startup in hosted IP video surveillance and access control market utilizing Software as a Service (SaaS). Primary duties include establishing OEM partnerships, developing direct and indirect sales channels, establishing marketing initiatives, and assisting in VC funding efforts. Formed after the Connexed Technologies acquisition of Reach Systems.

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Education



UW-Madison
BBA, Marketing & Management
1976 – 1980
Activities and Societies: Alpha Delta Phi Literary Fraternity, Mu Kappa Tau Undergraduate marketing organization, Army ROTC



DePaul University
MBA, Marketing
1983 – 1986

Licenses & Certifications

Six Sigma

Volunteer Experience



Chair El Camino Board
YMCA of Silicon Valley
Aug 2012 – Present • 7 yrs 3 mos
Health

President
Wisconsin Society - Alpha Delta Phi
Feb 2008 – Present • 11 yrs 9 mos
Education

Skills & Endorsements

Product Management · 49

 Endorsed by **25 of Craig's colleagues at Honeywell**

Start-ups · 32

 Endorsed by **16 of Craig's colleagues at Honeywell**

Business Development · 31

Endorsed by **Lars Nordenlund and 1 other who is** highly skilled at this

 Endorsed by **17 of Craig's colleagues at Honeywell**

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Recommendations

Received (7)   Given (9)

Roberta Nelson Shea
Global Technical Compliance Officer
May 2, 2010, Roberta Nelson reported directly to Craig

After my long-term employer was purchased by Honeywell, I moved into Honeywell's safety business reporting to Craig. Besides having pleasant and engaging personality, Craig impressed me with his ability to acclimate to a multitude of industries while displaying the managerial acumen to... **See more**

 **Marie Zeits**
Human Resources Consultant at Self Employed
November 5, 2008, Craig worked with Marie in the same group

Craig is a manager and a leader. He came into the district general manager position to turnaround a disengaged employee and customer set, as well as grow the business. He accomplished these goals through his ability to focus on the big picutre as well as handle all the details associated wi... **See more**

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Interests

 **SalesLab**
9,834 members

Wisconsin Alumni (Official)
35,236 members

 **Alpha Delta Phi Network**
1,633 members

 **DePaul University**
177,510 followers

 **Cloudastructure, Inc.**
288 followers

 **Rowheels, Inc.**
169 followers

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